May 5, 2008

United States Securities and Exchange Commission
Division of Corporation Finance
100 F. Street N.E.
Washington, D.C. 20549
Attention:  Ms. Julie Bell, Staff Attorney

Re:

ToyZap.com, Inc.
Registration Statement on Form S-1
Originally Filed on October 17, 2007
Amendment No. 1 Filed on January 10, 2008
Amendment No. 2 Filed March 12, 2008
Amendment No. 3 Filed on April 14, 2008
File No. 333-146781
Request for Acceleration of Effective Date

Ladies and Gentlemen:

On behalf of ToyZap.com, Inc., a Texas corporation (the “Company”), I hereby request 4:00 p.m., New York time, on Wednesday May 7, 2008, or as soon thereafter as possible, as the effective time and date of that certain Registration Statement on Form S-1, including the prospectus included therein (the “Registration Statement”), filed by the Company with the Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933, as amended (the “Securities Act”), for an offering by the Company of up to 2,000,000 shares of common stock, par value $0.001 per share, of the Company.  The Registration Statement was originally filed by the Company with the Commission on October 18, 2007, and its file number is 33-146781.  An Amendment No. 1 to the Registration Statement was originally filed by the Company with the Commission on January 10, 2008.  An Amendment No. 2 to the Registration Statement was originally filed by the Company with the Commission on March 12, 2008.  An Amendment No. 3 to the Registration Statement was originally filed by the Company with the Commission on April 14, 2008.

United States Securities and Exchange Commission
Division of Corporation Finance
May 5, 2008

On behalf of the Company, I hereby acknowledge each of the following:

  should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

  the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

  the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Lance Dean
Lance Dean
President, Secretary, Treasurer, and Director
ToyZap.com, Inc.